EXHIBIT 23.1

To Whom It May Concern:

We hereby consent to the use in the Registration Statement of Stratus Capital Corp. on Form 10, filed on or about September 6, 2019, of our Report of Independent Registered Public Accounting Firm, dated September 4, 2019, on the balance sheet of Stratus Capital Corp. as of December 31, 2018 and the related statements of operations, changes in shareholders' deficit and cash flows for the period of June 28, 2018 (Inception) to December 31, 2018 and the related notes, which appear in such Registration Statement.

We also consent to the references to us under the headings “Experts” in such Registration Statement.

/s/ Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah

Farmington, UT

September 6, 2019